[LETTERHEAD OF SONO-TEK CORPORATION]
================================================================================


September 26, 2006


Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:   Form 10-KSB FYE February 28, 2006
      Form 10-QSB FQE May 31, 2006

Ms. Tillan:

I am in receipt of your letter dated August 23, 2006 (the "Comment Letter") with respect to the above referenced filings. As discussed in our phone conversations, I was on vacation when Sono-Tek Corporation (the "Company") received your letter. I did not return to the office until after Labor Day. I would like to thank you for your patience with respect to the timeliness of this response.

Set forth below are the Company's responses to the Comment Letter. For your convenience, we have replied by reference to the captions and comments in the Comment Letter.

Form 10-KSB FYE February 28, 2006
---------------------------------

Stock Based Employee Compensation

1. We note your presentation of pro forma net income and pro forma basic and diluted earnings per share for the years ended February 28, 2005 and 2006. In the introductory paragraph to the table, you state that the information reflects compensation costs determined based on intrinsic value. In the table, you reflect deductions for "total stock based employee compensation under the intrinsic value based method for all awards, net of tax effects." It appears that your disclosure does not comply with paragraph 45 of SFAS 123 as amended by paragraph 2(e) of SFAS 148. Please note that your presentation should reflect pro forma net income and pro forma earnings per share as if the fair value based accounting method in SFAS 123 had been used to account for stock based compensation. You should reflect separate items for (a) the share based employee compensation cost, net of related tax effects, included in net income as reported and (b) the share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards. Please revise future filings to comply as required by paragraph 84 of SFAS 123R.

      Existing Disclosure:
      Stock-Based Employee Compensation - The Company accounts for stock-based compensation plans utilizing the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and the

      Financial Accounting Statement of Financial Accounting Standards No. 123 and No. 148 (SFAS 123 and SFAS 148), "Accounting for Stock-Based Compensation". Under SFAS 123, the Company will continue to apply the provisions of APB 25 to its stock-based employee compensation arrangements, and is only required to supplement its financial statements with additional pro-forma disclosures. The Company has elected to provide the related pro-forma disclosures utilizing an intrinsic value method of accounting for such stock based compensation.

      The estimated fair value of options granted during Fiscal Year 2006 was $2.18 per share and the estimated fair value of options granted during Fiscal Year 2005 was $1.64 per share. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the 1993 Plan. Had compensation cost for the Company's stock option plan been determined based on the intrinsic value at the option grant dates for awards in accordance with the accounting provisions of SFAS 123, the Company's net income and basic and diluted earnings per share for the years ended February 28, 2006 and February 28, 2005 would have been changed to the pro forma amounts indicated below:

                                                             Year Ended
                                                      February 28,  February 28,
                                                          2006         2005
                                                          ----         ----
      Net income:
          As reported                                  $1,043,320    $795,302
          Deduct: Total stock based
                  employee compensation under
                  Intrinsic value based method for
                  all awards, net of tax effects          117,181     746,818
                                                       ----------    --------
      Pro forma net income                             $  926,139    $ 48,484
                                                       ==========    ========

      Basic earnings per share:
          As reported                                  $     0.07    $   0.07
          Pro forma                                    $     0.07    $   0.00
      Diluted earnings per share:
          As reported                                  $     0.07    $   0.07
          Pro forma                                    $     0.06    $   0.00

      The fair value of options granted under the Company's fixed stock option plans during Fiscal Years 2006 and 2005 were estimated on the dates of grant using the minimum value options-pricing models with the following weighted-average assumptions used: expected volatility of approximately 40% and 109% in Fiscal Years 2006 and 2005, respectively, risk-free interest rate of approximately 4.25% and 3.25% in Fiscal Years 2006 and 2005, and expected lives of option grants of approximately four years.

      Response:
      In the above referenced disclosure, the Company acknowledges that it incorrectly used the terminology "intrinsic" vs. "fair value based." It was the Company's intention to disclose the effects of Stock-Based Employee Compensation utilizing the "fair value based method". This is further evidenced by our disclosing the "fair value" assumptions used in the paragraph following the pro forma table.

      The correct terminology will be used in all future filings.

2. We note that you provide sales returns, discounts, and allowances to your customers. Please tell us and revise future filings to disclose the nature of the rights you grant to your customers, such as rights of return, the rights to price adjustments, discounts and allowances and the accounting methods used. Refer to the guidance in SAB Topic 13, EITF 01-09, and SFAS 48, as appropriate.

      Existing Disclosure:
      Sales are recorded at the time title passes to the customer, which, based on shipping terms, generally occurs when the product is shipped to the customer. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances.

      Response:
      The Company does not grant to its customers or independent representatives the right of return as outlined in SFAS 48, nor does it grant price adjustments after a sale is complete. The Company does grant discounts and allowances. The valuation of discounts and allowances is determined at the time the sale is being negotiated. All discounts and allowances are recorded at the time a sale is recorded.

      Revenue and the related discounts and allowances are recorded when a transaction is completed.

      The Company will revise future filings to disclose the lack of rights of return.

3. We note from your disclosures throughout the filing that you entered into arrangements to sell your products through manufacturer representatives or through manufacturer representatives' companies. Please tell us the nature and significant terms of these arrangements and how you recognize revenue with the agents and why.

      Existing Disclosure:
      Our products are marketed and distributed through independent sales representatives or sales representative companies, OEMs and through an in-house direct sales force. Many of our sales leads are generated from our Internet web site and from attendance at major industry trade shows.

      Response:
      The transactions between the Company and its independent representatives may occur in one of two ways provided the representative generates the sale: 1. The Company receives a purchase order from the end user and delivers the finished product to the end user. The end user will pay the Company directly for the sale. 2. The Company receives a purchase order from an independent representative and delivers the product to the independent representative. The independent representative pays the Company directly for the sale.

      In both scenarios above, revenue will be recognized when title passes to the end user or the independent representative, which usually occurs when the finished product is shipped.

      As noted in our response to item 2 above, we do not grant our customers or independent representatives a right of return.

4. We note that you terminated the "put" rights under your Norwood loan and warrant agreement for the sum of $188,000 on December 15, 2004. Please respond to the following comments:

- Please tell us the significant terms of the loan and warrant agreements with Norwood, including the put rights.
- Please tell us how you historically accounted for each of the agreements and tell us why. Cite the accounting literature you relied upon and how you applied that literature to your facts and circumstances. Please refer to the guidance provided in Section II.B, Classification and Measurement of Warrants and Embedded Conversion Features in the Division of Corporate Finance's Current Accounting and Disclosure Issues Outline at - http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.
- Please tell us how you accounted for and classified the payment of $188,000 in your financial statements and tell us why. Cite the accounting literature you relied upon and how you applied that literature to your facts and circumstances.

      Existing Disclosure:
      On December 15, 2004, Norwood Venture Corporation, a principal stockholder of the Company, and the Company reached an agreement whereby the "Put" rights under the Norwood Loan and Warrant Agreement were terminated for a sum of $188,000 paid by the Company to Norwood. Also, Norwood exercised all of its warrants to purchase the Company's stock, resulting in the issuance of 2,022,017 shares of common stock. The Chairman of the Company and a different principal stockholder of the Company were participants in the Norwood Loan and, accordingly, they each received 243,239 shares of the Company's common stock as the result of the warrant exercise. Also, they each received $103,333 as part of the repayment of the principal of the Norwood Loans.

      Response:
      The Norwood loan amount and terms were modified by the parties over the course of several years. The following are excerpts from Form's 10-KSB filed in the past, as well as certain requested specific data detailing the Norwood debt arrangements and how the terms had changed:

      - In September 1999, $450,000 was obtained from Norwood and issued a note therein. As additional consideration for the loan Norwood was issued 1,100,000 warrants to purchase stock at $.30 per share of common stock. Such warrants were recorded at their fair value determined to be $.07 per warrant or $77,000. The fair value was determined based on an independent appraisal. These warrants can be put back to the Company, hence the fair value of the warrants were recorded as a liability. Interest is due the note monthly, with principal payments to commence in October 2001. The $450,000 fully matures in September 2004.

      - The put warrant exercise can only occur between the period May 29, 2006 to May 29, 2007. The warrants expire on September 30, 2010. The terms of the Put arrangement if exercised would require the Company to pay the difference between the exercise price of the warrants less Norwood's pro-rata share of greater of (a) the fair market value of the Company as determined by an independent appraisal, (b) five times EBITDA for the Company's 2006 fiscal year or, if higher, average EBITDA for such year the fiscal year of the Company immediately prior to such year, (c) the book value of the Company as of the end of 2006 fiscal year.

      - The Company evaluated the detached warrants with certain put rights issued with the above debt under SFAS 133, EITF 00-19 and EITF 98-5. It was determined that there was no derivative liability to record as the terms of the put rights had a "ceiling" as the potential costs to the Company, which was $.30 per warrant as subsequently amended down to be $.15 per warrant. It was determined that such warrants were to be recorded as a liability under the accounting provisions as outlined in EITF 00-19, since it was possible that the settlement of such warrants could result in a "cash-settlement" to the holder of such warrants with put rights. The Company did in fact record a liability for the fair value of such warrants with put rights.

      - In December 2000, Norwood advanced another $100,000, amended the original note payable to be $550,000 and issued 244,444 put warrants with an exercise price of $.30 per share. Such 244,444 put warrants were recorded at their fair value of $17,111 as an increase to the related liability.

      - In April 2001, Norwood advanced another $300,000, amended the original note payable to be $850,000 and issued 733,333 put warrants with an exercise price of $.10 per share. As part of the agreement to advance another $300,000, certain officers and directors agreed to participate in the advance by advancing $216,750 to Norwood, which was part of the $300,000 received. Such 733,333 put warrants were recorded at their fair value of $80,667 as an increase to the related liability.

      - In October 2001, the Company reduced the exercise price of the 1,833,000 of warrants at $.30 to be $.15 per warrant. The reduction was part of a restructuring agreement for the deferral of principal payments to commence in October 2002 and the amended Notes mature in September 2005. The decrease in the exercise price resulted in an increase to the respective warrant values by $13,445 as an increase to the related liability.

      - In December 2004, since the Company was financially able to payoff the Norwood note outstanding of $850,000. The Company negotiated as a complete package of the buy out of the put abilities by Norwood for the recorded book value of the put warrants of $188,000 on the Company's books. As part of such buy out, Norwood agreed to exercise the warrants for such monies obtained, resulting in 2,022,017 shares of stock being issued. A $188,000 check was sent to Norwood and Norwood immediately reinvested such $188,000 back into the Company for the exercise of certain warrants they held. The amount negotiated to purchase such put rights was largely based on the unknown financial position of the Company for the future year ending February 2006 as well as the unknown future stock price, while the Company's financial position was improving.

      We believe the above discussions note the data disclosed in the SEC filings over the years, showing the significant terms of the loan, put and warrant agreements, as well as the accounting of such debt and equity instruments.

      The negotiated buy-out of the put terms and subsequent exercise of the outstanding warrants is not covered by any unique accounting literature, as the buy out of the put terms was a simple negotiated purchase of such rights owned by Norwood and the subsequent exercise of such warrants Norwood held due to expire in September 2010.

Form 10-QSB FQE May 31, 2006
----------------------------

5. In future filings please do not refer to the year end balance sheet as audited unless you provide all of the information required by GAAP for an audited statement, including appropriate notes and also include an audit report. In future filings you may explain, if true that the information was derived from audited financial statements.

      Existing Disclosure: The Company makes reference to the February 28, 2006 balances as being audited without providing all the information and disclosures required by GAAP.

      Response: The Company acknowledges that the information and disclosures required by GAAP were not included in the above referenced financial statements. In Note 1, the Company does disclose that the statements do not include all the disclosures required by GAAP.

      In future filings, the Company will not refer to its year end balances as being audited. The Company may disclose that the balances were derived from audited financial statements.

6. We note that you recognized $23,879 in compensation expense during the three months ended May 31, 2006 for the transition period of adoption of SFAS 123R. In Note 4 you state that you "previously" accounted for stock-based compensation based on the intrinsic value method and you refer to the adoption of SFAS 123R "effective March 1, 2006." Please respond to the following comments:

- Please clarify why you continue to refer to the intended adoption of SFAS 123R on page 11.

      Existing Disclosure - For public entities that file as small business issuers the effective date will be as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Management intends to comply with this Statement at the scheduled effective date for the relevant financial statements of the Company.

      Response: The Company incorrectly referred to its intended adoption of SFAS 123 in the above referenced disclosure. The correct terminology will be used in all future filings. In Note 4, the Company does disclose its adoption of SFAS 123R effective March 1, 2006.

- Please note that you should have included the disclosures required by paragraphs 64-65, 84, and A240-242 of SFAS 123R in your Form 10-QSB since this is the interim period when you first adopted SFAS 123R. If you applied the modified prospective method, the financial statements for the prior interim periods and fiscal years will not reflect any restated amounts and you should disclose this fact. See SAB Topic 14.H. Please revise your next Form 10-Q to comply or advise us why the current disclosure does comply.

      Existing Disclosure: For purposes of the following disclosures during the transition period of adoption of SFAS 123(R), the weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used: expected volatility ranging from 40% to 109%; risk-free interest rate ranging from 4% to 3.25%; and an expected four-year term for options granted. For the quarter ended May 31, 2006, the net income and earnings per share reflect the actual deduction for option expense as compensation. The total option expense for the quarter ended May 31, 2006 was $23,879. Compensation recorded for stock options is a non-cash expense item.

      Response: The Company believes the above disclosure meets the requirements of SFAS 123R paragraphs 64-65. In future filings, the Company will disclose that it has applied the modified prospective method and that our prior financial statements will not reflect any restatement.

- In the period that you adopt SFAS 123R, you should disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. Please see paragraph 84 of SFAS 123R.

      Existing Disclosure - For the quarter ended May 31, 2006, the net income and earnings per share reflect the actual deduction for option expense as compensation. The total option expense for the quarter ended May 31, 2006 was $23,879. Compensation recorded for stock options is a non-cash expense item.

      In addition to the above disclosure, the $23,879 of Stock Based Compensation Expense is presented as a separate line item in the statement of cash flows.

      Response: The Company believes the above disclosures meet the requirements of SFAS 123R.

7. We note your presentation of pro forma net income and pro forma basic and diluted earnings per share for the three months ended May 31, 2005. In the introductory paragraph to the table, you state that the information reflects compensation costs determined based on fair value. In the table, you reflect a deduction of $53,111 for "total stock based employee compensation under intrinsic value based method for all awards, net of tax." As such, it is not clear whether your disclosure complies with paragraph 45 of SFAS 123 as amended by paragraph 2(e) of SFAS 148 and paragraph 84 of SFAS 123R. Please note that your presentation should reflect separate items for (a) the share-based employee compensation cost, net of related tax effects, included in net income as reported and (b) the share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards. Please revise future filings to comply.

      Response:
      As noted in our response to question number 1 above, the Company acknowledges that it incorrectly used the terminology "intrinsic" vs. "fair value based." It was the Company's intention to disclose the effects of Stock-Based Employee Compensation utilizing the "fair value based method."

      The correct terminology will be used in all future filings.

8. We note that you refer to the definition of disclosure controls and procedures in Rules 13a-14(c) and 15d - 14(c). Please note for future filings that the correct reference is 13a- 15(e) and 15d - 15(e).

      Response: The correct reference will be used in all future filings.

9. We note your disclosure that management has concluded that "the Company's disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

      Response: In future filings, the Company will modify the Controls and Procedures paragraph accordingly.

10. We note your disclosure that there were "no significant changes in the Company's internal controls or in other factors that could significantly affect these controls after May 31, 2006." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-B which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings to address all changes for the appropriate periods or advise us.

      Response: In future filings, the Company will modify the internal control paragraph accordingly.

In responding to your comments the Company acknowledges that it (1) is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions concerning the foregoing responses. Thank you.


Sincerely,

/s/ Stephen J. Bagley

Stephen J. Bagley
Chief Financial Officer